July 31, 2007
Mr. David R. Humphrey
Branch Chief
Securities & Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Allied Holdings, Inc. File No. 001-13867 Form 10-K for the Year Ended December 31, 2006
Dear Mr. Humphrey:
     This letter is in response to your follow-up letter dated July 26, 2007, regarding your review of our responses to your initial review of the above referenced filing. Set forth below is the heading and the numbered paragraph from your July 26, 2007 letter, which is immediately followed by our response.
Form 10-K for the Year Ended December 31, 2006
1.     Refer to our previous comment 3. We continue to believe the use of the term “independent third party” and related terms subjects you to the requirement to provide consent as previously discussed. As such, please either remove the reference to the third party or name such third party and provide consent.
Response:
     In our response to comment three contained in our letter dated July 13, 2007, we provided the reason why we do not believe the reference to the independent third party is the type of reference requiring consent under Section 7(a) of the Securities Act of 1933, and why Section 436(b) of Regulation C does not apply. Nevertheless, in all future filings we will remove the reference to the independent third party.
     In addition, we also acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

Securities & Exchange Commission
July 31, 2007

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing is fully responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.
Sincerely yours,
/s/ Thomas H. King

Thomas H. King
Executive Vice President
and Chief Financial Officer